# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Integrity Insurance Group, Inc., CIK 0002007587
CUSIP: 026948109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5246 Bay Center Drive, Suite 600, Tampa, Florida (FL), 33609
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002063843

## Reporting persons
- Robert C. Ritchie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,929,500; shared voting power 0; sole dispositive power 2,929,500; shared dispositive power 0; aggregate amount beneficially owned 2,929,500 (15% of the class)
  Comment: The percent ownership calculated in Item 11 is based upon an aggregate of 19,571,965 shares of common stock, par value $0.001 per share of American Integrity Insurance Group, Inc. reported as outstanding as of August 13, 2025 by American Integrity Insurance Group, Inc. in its quarterly report on Form 10-Q for the period ended June 30, 2025.

## Item 1. Issuer
Name of issuer: American Integrity Insurance Group, Inc.
Address of issuer's principal executive offices: 5426 Bay Center Drive, Suite 600, Tampa, Florida 33609

## Item 2. Person Filing
Name of person filing: Robert C. Ritchie
Address of principal business office or, if none, residence: 5426 Bay Center Drive, Suite 600, Tampa, Florida 33609
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,929,500
Percent of class: 15.0
Sole power to vote or to direct the vote: 2,929,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,929,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert C. Ritchie: /s/ Robert C. Ritchie, Robert C. Ritchie (08/13/2025)